Filed by IAC/InterActiveCorp
                                                  Pursuant to Rule 425 Under the
                                                  Securities Act of 1933

                                                  Deemed filed pursuant to Rule
                                                  14a-12 Under the Securities
                                                  Exchange Act of 1934

                                                  Commission File No. 0-20570


To:   All IAC Travel Employees Worldwide
Sent: Thursday, March 03, 2005
From: Dara Khosrowshahi
Subject Line:  Travel - March 2005

My message is pretty simple this month - let's think about what sets us apart from our competition, and let's use that differentiation to our advantage. We are global. We have multiple brands targeting different segments of travelers.

Now, this sounds good when you talk about it, but does our being a global, multi-brand company have any practical advantage over our competitors? The answer is a big yes, especially if we execute effectively:

1. Leverage - we can invest in back-end or other technologies in one geography or brand, and use that same investment across multiple geographies or brands. This increases our efficiency and reduces our cost of doing business. You see this in particular with our international sites, which use the same base of technology that we use in the US, and introduce their own look and feel based on their needs and geography. We can also do this across brands, but this is harder, and requires real integration and coordination. Our Everest project which is an integration of our hotel supply systems across Expedia and Hotels.com is an example of this. It required big investment and some heroic efforts up front, but will be worth it down the road.

2. Cross border and cross brand volume - this is key - our sites and consumers buy from each other. Amazon and Ebay and other multi-national e-retailers can't really claim this when they discuss their global strategies. Our US consumers are constantly going to Europe and Asia and vice versa. It is absolutely in US dotcom's interest to have the very best European and Asian sites with the very best inventory since their customers (and very valuable customers) will be shopping in Europe and Asia. I call this the Global Network Effect - You've heard of Ebay's network effect - the more buyers and sellers you have in a network, the stronger the network. Well, the more great sites we have in different countries, the stronger our network of sites is compared to our stand-alone competitors.

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This global focus also differentiates us from our competition in the eyes of our suppliers. We can not only bring domestic (whether in US, Europe or Asia) volume to our air, hotel and car partners, but also bring them higher yielding foreign consumers. These are valuable consumers that they cannot effectively acquire through their internet direct channels or our competitors.

We are not just selling across borders - we are also selling across our brands. Tripadvisor sends customers to Expedia which sends customer to Hotwire which sends customers to Hotels.com and so on. We can acquire a customer in one part of our network and monetize that customer across our entire network, depending on that customer's needs. Our cross sell gross bookings volume in q4 was approaching $200 million - and I believe that we are only in the early stages of this activity.

3. Best practices - imagine if you could take everything that you have done in your job for the past 3 years, hit the rewind button, and start all over again. Do you think you could do it better the second time? I hope so. We have that chance every day, especially in the newer P&Ls that we have been launching. By communicating, cross-training, moving people around the company, we can have a structural advantage over our local competition. Let's take advantage of this.

Now, our larger competitors have seen our strategy and are trying to copy it. Travelocity has announced that it will step up its investment in its international sites. Cendant has bought both Orbitz and Ebookers. Our advantage is that we were the early adopters and have grown internationally largely organically - this makes cross company activity and integration much easier.

So, what is the practical application of what I am telling you and how does it affect you? I would like each of you to take at least one day per quarter, to specifically work on something that will help one of our other P&Ls - whether its training some folks from APAC or working with some people from Hotwire on a project. Some of you will be doing much more cross company work than what I have outlined, but it's important for us all to get involved. None of this is easy to pull off, but we have the advantage - let's push it.

Global. Multibrand. One day per Quarter.

Thanks for all the hard work.

Dara.

ADDITIONAL  INFORMATION

In connection with the proposed spin-off transaction, it is currently expected that IAC will file a proxy statement/prospectus with the SEC. Stockholders of IAC are urged to read the proxy statement/prospectus, when it becomes available, because it will contain important information about IAC, the proposed spin-off transaction and related matters. Investors and security holders can obtain free copies of the proxy statement/prospectus when it becomes available by contacting Investor Relations, IAC/InterActiveCorp, Carnegie Hall Tower, 152 W. 57th Street, 42nd Floor, New York, NY 10019 (Telephone: (212) 314-7400). Investors and security holders can also obtain free copies of the proxy statement/prospectus and other documents filed by IAC and Expedia with the SEC in connection with the proposed spin-off transaction at the SEC's web site at WWW.SEC.GOV.

In addition to the proxy statement/prospectus, IAC files annual, quarterly and current reports, proxy statements and other information with the SEC, each of which should be available at the SEC's web site at WWW.SEC.GOV. You may also read and copy any reports, statements and other information filed by IAC at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information.

IAC and its directors, executive officers and certain members of management and other employees may be deemed to be participants in the solicitation of proxies of IAC's stockholders to approve the proposed spin-off transaction. Such individuals may have interests in the transaction as described herein, including as a result of current holdings of options or shares of IAC's stock and future holdings of options or shares of Expedia's stock, which will be impacted in the transaction. Information regarding IAC and the equity interests of its directors and officers who may be deemed to be participants in the solicitation of proxies is contained in IAC's proxy statement, filed with the SEC on April 29, 2004.